UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

American DG Energy Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

025398108
(CUSIP Number)

Bonnie Brown
American DG Energy Inc.
45 First Avenue
Waltham, MA 02451
(781) 522-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108	Schedule 13D	2

1	NAME OF REPORTING PERSON Paris Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOUCRCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of common stock
	8	SHARED VOTING POWER 11,636,847 shares of common stock
	9	SOLE DISPOSITIVE POWER 0 shares of common stock
	10	SHARED DISPOSITIVE POWER 11,636,847 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,636,847 shares of common stock; 22.9%[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.
This percentage has been calculated based on 50,684,095 shares of American DG Energy Inc., outstanding as of November 12, 2015 as reported on American DG Energy Inc.'s From 10-Q filed with the Securities and Exchange Commission on November 16, 2015.

CUSIP No. 025398108	Schedule 13D	3

1	NAME OF REPORTING PERSON Aliki Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOUCRCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of common stock
	8	SHARED VOTING POWER 11,636,847 shares of common stock
	9	SOLE DISPOSITIVE POWER 0 shares of common stock
	10	SHARED DISPOSITIVE POWER 11,636,847 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,636,847 shares of common stock; 22.9%[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.
This percentage has been calculated based on 50,684,095 shares of American DG Energy Inc., outstanding as of November 12, 2015 as reported on American DG Energy Inc.'s From 10-Q filed with the Securities and Exchange Commission on November 16, 2015.

CUSIP No. 025398108	Schedule 13D	4

This initial statement on Schedule 13D number 1 is being filed with the Securities and Exchange Commission (the “SEC”) by Paris Nicolaides and Aliki Nicolaides, (the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American DG Energy Inc., a company incorporated under the laws of Delaware (the "Issuer"). The Reporting Persons have not previously filed a 13D with respect to these securities.

ITEM 1. SECURITY AND ISSUER.

The class of securities to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Mr. and Mrs. Paris and Aliki Nicolaides, as Reporting Persons.

(b) The business address for each Reporting Persons is c/o American DG Energy Inc., 45 First Avenue, Waltham MA, 02451.

(c) Not applicable

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Persons is a Greek citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used personal funds to acquire 1,440,000 shares of Common Stock. The remaining, 10,196,847 shares of Common Stock, were gifted to the John N. Hatsopolous 1989 Family Trust for the benefit of Nia and Alexander Hatsopolous, (the "1989 Family Trust"). The Reporting Persons are trustees of the 1989 Family Trust. Through their appointment as trustees of the 1989 Family Trust each Reporting Person is deemed to beneficially own the shares of the common stock held by the 1989 Family Trust.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons beneficially own 11,636,847 shares, or 22.9%, of the Issuers Common Stock as of January 29, 2016. All shares of Common Stock held by the Reporting Persons were acquired for investment purposes.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 11,636,847 shares of Common Stock, constituting 22.9% of the Common Stock based upon 50,684,095 shares of Common Stock outstanding as of December 31, 2015. 1,440,000 shares of Common Stock are held jointly and directly by the Reporting Persons and 10,196,847 shares of Common Stock are indirectly and jointly held by the Reporting Persons as trustees of 1989 Family Trust.

(b) Mr. Paris Nicolaides has (i) the sole power to vote or direct the vote of 0 shares of Common Stock; (ii) the shared power to vote or direct the vote of 11,636,847 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 0 shares of Common Stock; and (iv) the shared power to dispose or direct the disposition of 11,636,847 shares of Common Stock.

Mrs. Aliki Nicolaides has (i) the sole power to vote or direct the vote of 0 shares of Common Stock; (ii) the shared power to vote or direct the vote of 11,636,847 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 0

CUSIP No. 025398108	Schedule 13D	5

shares of Common Stock; and (iv) the shared power to dispose or direct the disposition of 11,636,847 shares of Common Stock.

(c) On January 29, 2016, the Reporting Persons acquired beneficial ownership of 1,106,016 shares of Common Stock due to a gift to the 1989 Family Trust, of which Reporting Persons are trustees.

(d) As set forth in Item 3 above, 10,196,847 shares of Common Stock beneficially owned by the Reporting Persons are held for the benefit of Alexander and Nia Hatsopolous.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than stated above, there are no contracts, arrangements, understandings, or relationships with respect to the Security of the Issuer between the Reporting Persons or between the Reporting Persons and any other person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Power of Attorney for Paris Nicolaides

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ Paris Nicolaides

By: Bonnie J. Brown
As: Attorney-in-fact

Date: March 18, 2016